Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

February 14, 2013

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that it has received a notice from Orko Silver Corp. (“Orko”) that Coeur d’Alene Mines Corporation (“Coeur”) has made an acquisition proposal for all of the issued and outstanding shares of Orko (the “Coeur Proposal”) pursuant to a plan of arrangement

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

February 14, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX - FR	February 14, 2013
NYSE - AG
Frankfurt – FMV

First Majestic Considering Superior Offer from Coeur
to Acquire Orko Silver

VANCOUVER, British Columbia, February 14, 2013 - First Majestic Silver Corp. (“First Majestic” or the “Company”) announces that it has received a notice from Orko Silver Corp. (“Orko”) that Coeur d’Alene Mines Corporation (“Coeur”) has made an acquisition proposal for all of the issued and outstanding shares of Orko (the “Coeur Proposal”) pursuant to a plan of arrangement. Orko has further advised First Majestic that the board of directors of Orko has determined that the Coeur Proposal constitutes a “Superior Proposal” as defined in the Arrangement Agreement dated December 16, 2012 between First Majestic and Orko (the “Arrangement Agreement”) and that Orko intends (subject to First Majestic’s right to match the Coeur Proposal) to enter into an agreement with Coeur to implement the Coeur Proposal.

Under the Arrangement Agreement, First Majestic has the right, for a period of five business days from receipt of Orko’s notice, to offer to amend the terms of the Arrangement Agreement. If such amended First Majestic proposal results in the Coeur Proposal not being a Superior Proposal, Orko must enter into an agreement with First Majestic to reflect the amended terms of the transaction and must recommend that the Orko securityholders approve the amended transaction with First Majestic. No termination, break or other fee will be payable by Orko to Coeur in respect of First Majestic’s exercise of its right to match. In the event that First Majestic elects not to match and if Orko terminates the Arrangement Agreement in order to enter into an agreement with Coeur then Orko is required to pay a break fee to First Majestic in the amount of $11.6 million.

First Majestic is considering its position with respect to the Coeur Proposal and its matching right and will keep the market apprised of further developments

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD[ ]LOOKING INFORMATION

This news release includes certain “Forward[ ]Looking Statements” of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward[ ]looking statements or information. These forward[ ]looking statements or information relate to, among other things the proposed transaction with Orko Silver Corp. and the competing proposal for Orko Silver Corp. by Coeur d’Alene Mines Corporation.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward[ ]looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; the Company’s cash flow and availability of alternate sources of capital; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave[ ]ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining or development, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic’s Business”.

Investors are cautioned against attributing undue certainty to forward[ ]looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward[ ]looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.